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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35315

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: G.A. Repple & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Normandy Rd
(No. and Street)

Casselberry (City) Florida (State) 32707 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charlene F. Wilson 623-533-4407
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BF Borgers CPA PC
(Name – *if individual, state last, first, middle name*)

5400 West Cedar Avenue (Address) Lakewood (City) CO (State) 80226 (Zip Code)

SEC Mail Processing
MAR 02 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Glenn Repple, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G.A. Repple & Company, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JESSYCA GOLEMBOWSKI
Notary Public - State of Florida
Commission # GG 317527
My Comm. Expires May 5, 2023
Bonded through National Notary Assn.

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

G.A. REPPLE & COMPANY

FINANICAL STATEMENTS AND SUPPLEMENT SCHEDULES

Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934

DECEMBER 31, 2019

The report is deemed **CONFIDENTIAL** in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition has been filed with the Securities and Exchange Commission simultaneously herewith as a **PUBLIC DOCUMENT**.

G.A. REPPLE & COMPANY
TABLE OF CONTENTS

BFBorgers CPA PC
Certified Public Accountants
www.bfbcpa.us

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of G.A. Repple & Company

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of G.A. Repple & Company (the "Company") as of December 31, 2019, the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The information contained in "Supplementary Schedules" has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, supplementary schedules are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

B F Borgers CPA PC

Certified Public Accountants

We have served as the Company's auditor since 2015.
Lakewood, CO
February 28, 2020

G.A. REPPLE & COMPANY

Statement of Financial Condition
12/31/2019

ASSETS		
Cash and cash equivalents	$	484,825
Commissions receivable		316,865
Deposits with clearing organization		50,087
Securities owned		282,344
Other receivables		101,853
Deferred tax asset		33,707
Prepaid expenses		84,857
TOTAL ASSETS	**$**	**1,354,538**
LIABILITIES & SHAREHOLDER'S EQUITY		
Liabilities		
Accounts Payable and accrued expenses	$	179,834
Commissions payable		1,325
Contingency for claims		52,500
Reserve for E & O insurance		72,427
Payable to parent		102,691
Total Liabilities		**408,777**
Shareholder's Equity		
Common stock, $1 par value; 7,500 shares authorized, 100 shares issued and outstanding		100
Additional paid-in-capital		518,073
Retained earnings		427,588
Total Member's Equity		**945,761**
TOTAL LIABILITIES & SHAREHOLDER'S EQUITY	**$**	**1,354,538**

See accompanying notes to financial statements

G.A. REPPLE & COMPANY

Statement of Operations
For the Year Ended December 31, 2019

Revenue:	
Commissions	$ 5,661,200
Investment advisory fees	3,915,123
Principal transactions	47,189
Marketing income	33,487
Other income	70,934
	9,727,933
Expenses:	
Commissions	7,006,520
Salaries and benefits	839,630
Related party Management fees	554,000
Clearing charges	618,561
Professional services	157,139
General and administrative	498,738
Total Expense	9,674,588
Net income before provision for taxes	53,345
Provision for income tax	15,835
Net Income	$ 37,510

See accompanying notes to financial statements

G.A. REPPLE & COMPANY

Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2019

	Common stock		Additional	Retained	
	Shares	Amount	Paid-in-capital	Earnings	Total
Balances January 1, 2019	100	$ 100	$ 518,073	$ 390,078	$ 908,251
Net income					37,510
Balances December 31, 2019	100	$ 100	$ 518,073	$ 390,078	$ 945,761

See accompanying notes to financial statements

G.A. REPPLE & COMPANY

Statement of Cash Flows
For the Year Ended December 31, 2019

Operating activities:		
Net income	$	37,510
Adjustments to reconcile net income to cash provided by operating activities:		
Decrease in securities owned		2,321
Increase in commissions receivable		(59,954)
Increase in other receivables		(62,530)
Decrease in deferred tax asset		5,166
Increase in prepaid expense		(15,236)
Decrease in accounts payable and accrued expenses		(136,484)
Increase in due to Parent		10,669
Decrease in commissions payable		(6,652)
Increase in reserve for E & O insurance		72,427
Decrease in contingencies for claims		(22,500)
Net cash provided by operating activities		(175,263)
Net decrease in cash and cash equivalents		(175,263)
Cash, beginning of period		660,088
Cash, end of year	$	484,825

See accompanying notes to financial statements

1. **Organization**

G. A. Repple & Company (the "Company") is a Florida corporation and a wholly owned subsidiary of G.A. Repple Financial Group, Inc. (the "Parent"). The Company is registered as a broker/dealer and investment advisor under the Securities and Exchange Act of 1934. It is a fully disclosed broker/dealer whereby it does not hold customer funds or securities. The Company is a member of the Financial Industry Regulatory Authority (FINRA), the Municipal Securities Rulemaking Board (MSRB), and the Securities Investor Protection Corporation (SIPC).
In its capacity as a broker/dealer, the Company buys and sells securities for individual clients. It also provides financial planning and asset management services using third party asset managers.

2. **Significant Accounting Policies**

Basis of Financial Statement Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the 1), financial statements and accompanying notes. Significant estimates used in preparing these financial statements include those related to determining the valuation of allowance for doubtful accounts (Note 2) contingencies for claims (Note 8), and for determining the fair value of warrants (Note 6). It is at least reasonably possible that the significant estimates used will change within the next year.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of highly liquid investments, including deposits in banks with original maturities of three months or less.

Concentrations of Credit Risk

The Company maintains cash and cash equivalent deposits at banks and other financial institutions. Cash deposits in banks, at times, exceed federally insured limits. Cash equivalent deposits in other financial institutions are not federally insured. The Company has not experienced any losses in its cash and cash equivalents, and believes that there is no significant risk with respect to these deposits.

Clearing Account Deposits

The Company is requited to maintain cash balances with clearing agents which are restricted as to use.

Securities Owned

The Company purchased Church bonds and Capstone Church Capital Fund as part of a settlement with two clients. The bonds were purchased at a discount from par and all but one is valued at purchase price, due to the lack of an active market pricing structure for Church bonds. The total value of Church bonds shown at purchase price is $178,943. The remainder of securities owned reflects active pricing and is show at market.

Receivables and Allowance for Doubtful Accounts

Commissions receivable are recorded on a trade-date basis as securities transactions occur. Receivables are stated at the amount management expects to collect from outstanding balances. The Company accounts for potential losses in receivables utilizing the allowance method. In reviewing aged receivables, the Company considers its knowledge of customers, historical activity and current economic conditions in establishing an allowance for doubtful accounts. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Other accounts receivables include amounts owed by representatives for client settlements and legal fees advanced by the company.

Revenue

The Company follows ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Revenue for principal transactions are recognized on trade date, while marketing and other income are recognized when earned. Fee income is accrued for the period earned.

Computation of Customer Reserve

The Company operates pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and is therefore exempt from the computation for determination of reserve requirements. The Company is exempt from the possession and control requirements under SEC rule 15c3-3 in that it carries no customer accounts and promptly transmits all funds and securities to its clearing broker/dealers.

Income Taxes

The Company's financial results are included in the consolidated federal and state income tax returns filed by the Parent. The Parent allocates to the Company its proportionate share of the consolidated federal and state tax liabilities on a separate company basis.
The Company records deferred taxes using the liability method. Deferred taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts at year end, based on enacted tax laws and statutory tax rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Temporary differences giving rise to the deferred tax asset consist of contingencies for claims that are recorded for financial statement purposes, but not for income tax purposes.

Uncertain Tax Positions

The Company has not recognized any respective liability for unrecognized tax benefits as it has no known tax positions that would subject the Company to any material income tax exposure. A reconciliation of the beginning and ending amount of unrecognized tax benefits is not included, nor is there any interest accrued related to unrecognized tax benefits in interest expense or penalties in operating expenses as there are no unrecognized tax benefits. The tax years that remain subject to examination are the periods beginning on January 1, 2010 for all major tax jurisdictions.

Fair Value of Financial Instruments

The Company estimates that the fair value of financial instruments recognized on the statement of financial condition approximates their carrying value, as such financial instruments are short term in nature. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including
receivables, payables and accrued expenses are reported at their contractual amounts, with approximate fair value.

3. Income Taxes

The provision (benefit) from income tax at December 31, 2019, consisted of the following:

Current:	
Federal	$7,137
State	3,532
Deferred:	
Federal	4,046
State	1,120
	$15,835

The components of the net deferred tax asset as of December 31, 2019 are as follows:

Deferred tax asset	$33,707
Deferred tax liability	-
Valuation allowance	
	$33,707

4. **Related Party Transactions**

The Company is managed by its Parent and sole shareholder, G.A. Repple Financial Group, Inc. Consequently, operating results and financial position may be different than if the entities were autonomous. The Company pays the Parent for management fees. The management fees through December 31, 2019 represents reimbursements for the costs associated with maintenance of office equipment and furnishings, consolidated tax filing, board of directors meetings, and other related expenses. Management fees for the year ended December 31, 2019 totaled $554,000. Due to parent consists of interest-free amounts owed to the Firm by the Parent and are due on demand.

5. **Financial Instruments**

The Company's financial instruments are measured and reported on a fair value basis. The ASC defines fair value and establishes a framework for measuring fair value, as well as a fair value hierarchy based on inputs used to measure fair value.
This hierarchy requires the Company to use observable market data, when available, and to minimize the use of the Company's financial instruments are measured and reported on a fair value basis. The ASC unobservable inputs when determining fair value.
Fair Value Hierarchy
Financial assets and liabilities are classified based on inputs used to establish fair value as follows:

Level 1: Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

Level 2: Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;
Level 3: Valuation techniques utilize inputs that are observable and significant to the fair value measurement.

Warrants received in conjunction with a private placement agreement are measured at fair value using Level 3 inputs. Management has determined the fair value of these warrants using the Black-Scholes Model using an interest rate of 5.62% (200% of the Long-Term IRS Applicable

Federal Rates), volatility of 30% because the warrants are for an emerging growth company, and an expected term of 5 years at December 31, 2019. The fair value of the warrants was less than the exercise price; therefore, no value was recorded on the accompanying statement of financial condition for the warrants as of December 31, 2019.

	Identical assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	as of 12/31/19
Securities owned at fair value	$ -	$ -	$ 282,344	$ 282,344

	Level 3 beginning 12/31/18	Net transfers In and/or (out) of Level 3	Purchases	Sales and settlements	Realized and Unrealized Gains/(losses)	Level 3 Ending balance 12/31/19	Change in unrealized gains/(losses) for investments still held at 12/31/19
Assets:							
Securities owned	$ 284,665	$ -	$ -	$ -	$ (2,321)	$282,344	$ (17,785)

Level 3 fair value measurements	Fair Value at 12/31/2019	Valuation Technique	Unobservable inputs
Assets:			
Securities	$282,344	third party pricing service	NA

6. **Net Capital Requirements**

The Company is subject to SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, equal to the greater of $50,000 or 6 2/3% of aggregate indebtedness. At December 31, 2019, the Company had a net capital of $446,377 which was $396,377 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .92 to 1.

7. **Commitments and Contingencies**

The Company had no active arbitration or legal actions as of December 31, 2019. The Company has accrued $52,500 as a contingence should any complaints result in arbitration, or legal action.

The amounts accrued are included in the statement of financial condition under the caption "Contingencies for claims".

8. Retirement Plan

The Company offers a 401k plan through Paychex, the payroll provider. Employees are eligible to participate upon accepting full time employment with the Company. The Company annually contributes a matching contribution of up to 3% percent of each eligible employee's annual salary to the plan. The Company contributed $8,858 to the Plan for the year ended December 31, 2019.

9. Leases

On January 1, 2019, the Company adopted ASU 2016-02 "Leases" (Topic 842). Under Topic 842, lessees are required to recognize a right of use asset and related liability on the balance sheet for rights and obligations arising from leases with durations greater than 12 months. Adoption of Topic 842 did not have any impact on the Company's financial statements as the Company does not have any agreements that meet the definition of a lease.

10. Subsequent Events

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2019 and determined that there are no material events that would require disclosure in the Company's financial statements.

SUPPLEMENTARY SCHEDULES

G.A. REPPLE & COMPANY
Schedule I
Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1
December 31, 2019

Amounts in US Dollars

Total Member's Equity	$ 945,761
Nonallowable assets	
Receivables	120,058
Illiquid securities	255,029
Prepaid expenses	84,857
Deferred tax asset	33,707
Total nonallowable assets	493,651
Haircuts on securities	5,733
NET CAPITAL	$ 446,377
COMPUTATION OF NET CAPITAL REQUIREMENT:	
Aggregate indebtedness	
Accrued liabilities	$ 408,778
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (the greater of $50,000 or 6 2/3% of aggregate indebtedness)	$ 50,000
Capital in excess of minimum requirements	$ 396,377
Ratio of aggregate indebtedness to net capital	0.92

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X 17A-5 as of December 31, 2019.

G.A. REPPLE & COMPANY
Schedule II
Computation for Determination of Reserve Requirements and Requirements Under Rule 15c3-3 (Exemption)
For the Year Ended December 31, 2019

G.A. Repple & Company operates pursuant to the paragraph (k)(2)(ii) exemption provision of the Securities and Exchange Commission Rule 15c3-3, of the customer provision rules, and does not hold customer funds or securities. Therefore, there are no reserve requirements and no possession and control requirements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Required by SEC Rule 17A-5 for a Broker-Dealer Claiming Exemption from SEC Rule 15c3-3

The Board of Directors of
G.A. Repple & Company

We have reviewed management's statements, included in the accompanying management assertion statement, in which (1) G.A. Repple & Company (the "Company") identified the following provisions of 17 C.F.R. §15c-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 (2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

B F Borgers CPA PC

Lakewood, Colorado
February 28, 2020

Exemption Report

To Whom It May Concern,

To the best knowledge and belief of G.A. Repple & Company (the "Company"), the Company claimed exemption from possession or control requirements of SEC Rule 15c3-3 under subparagraph (k)(2)(ii) for the fiscal year ended December 31, 2019. This sub paragraph states:

(k) EXEMPTIONS

(2) The provisions of this rule shall not be applicable to a broker or dealer:

(ii) Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

The Company met the identified exemption provisions throughout the most recent fiscal year without exception.

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

The Member of G.A. Repple & Company

Ladies and Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2019, which were agreed to by G.A. Repple & Company (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2019, with the amounts reported in Form SIPC-7 for the year ended December 31, 2019 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

B F Borgers CPA PC

Lakewood, Colorado
February 28, 2020